[REUNION LETTERHEAD]




March 24, 2000

Mr. Steven C. Duvall
Assistant Director
Securities and Exchange Commission
450 Fifth Street
Stop 4-4
Washington, D.C. 20549

                          Re:   Chatwins Group, Inc.
                          File Number: 033-63274
                          CIK No. 0000906275
                          Post-Effective Amendment No. 6 to Form S-1

Dear Mr. Duvall,

     Please withdraw from registration Post-Effective Amendment No. 6 to Form S-1 of Chatwins Group, Inc. filed on March 17, 2000 to deregister the common stock of Chatwins Group, Inc. All of the shares of common stock of Chatwins Group, Inc. registered by the S-1 have been sold pursuant to the S-1 making deregistration unnecessary.

     If you have any questions, please do not hesitate to contact me at (412) 885-5505.

Sincerely,


/s/ Joseph C. Lawyer
--------------------
Joseph C. Lawyer
President and Chief Operating Officer (Reunion Industries, Inc.)
Former President and Chief Executive Officer (Chatwins Group, Inc.)